

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 8, 2017

<u>Via E-mail</u>
Frank C. Steininger
Senior Vice President, Chief Financial Officer and Treasurer
Civeo Corporation
Three Allen Center
333 Clay Street, Suite 4980
Houston, TX 77002

      Re: **Civeo Corporation**
               Form 10-K for the Year Ended December 31, 2016
               Filed February 23, 2017
               File No. 001-36246

Dear Mr. Steininger:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       /s/ Shannon Sobotka

                                       Shannon Sobotka
                                       Staff Accountant
                                         Office of Real Estate
                                         & Commodities